Filed by KKR & Co. L.P.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:  KKR Private Equity Investors, L.P.

Registration No.: 333-144335

KKR Private Equity Investors Reports its Financial Results for the Fourth Quarter and Year Ended December 31, 2008

 NAV per Unit of $12.78 as of December 31, 2008

Guernsey, Channel Islands, March 2, 2009 – KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE), a Guernsey limited partnership that is invested predominantly in private equity investments identified by Kohlberg Kravis Roberts & Co. (“KKR”), today reported its financial results for the quarter and year ended December 31, 2008. As of December 31, 2008, KPE’s net asset value (“NAV”) was $2,618.7 million, or $12.78 per unit.

Henry R. Kravis, Co-Founder of KKR and Co-Chairman of KPE’s Managing Partner’s Board of Directors, commented, “The steep declines in global capital markets during the fourth quarter had a sizable negative impact on KPE’s quarterly NAV.  We believe that the valuations of KPE’s underlying private equity investments are more reflective of broader global macroeconomic conditions and mark-to-market considerations than they are of the fundamentals of KPE. KKR has full confidence that KPE’s portfolio will ultimately produce realizations which will accrue to the benefit of KPE unitholders after the economy has stabilized.”

George R. Roberts, Co-Founder of KKR and Co-Chairman of KPE’s Managing Partner’s Board of Directors, commented, “Private equity is inherently a long-term asset class.  Our success is never predicated on short-term gains or single-quarter valuations, but on working to improve the operations of our portfolio companies over years and through economic cycles. We believe that we have positioned the companies in KPE’s portfolio well for an extended period of slower global growth by managing costs, anticipating refinancing issues and deleveraging. We maintain our adherence to our core values of patience, discipline, multifaceted stakeholder engagement and strong corporate governance, as these are the best ways we know to grow and improve businesses in the long run.”

Results of Operations

Operating results of KPE for the quarter ended December 31, 2008 are highlighted as follows:

•                  Net unrealized depreciation on investments and foreign currency transactions was $1,178.1 million. The most significant changes in the unrealized fair value of investments from September 30, 2008 to December 31, 2008 were:

•                  A decrease of $164.6 million in the value of the investment in First Data Corporation (“First Data”), which was marked from 1.0 times cost as of September 30, 2008 to 0.6 times as of December 31, 2008;

•                  A decrease of $128.2 million in the value of the investment in Alliance Boots GmbH (“Alliance Boots”), which was marked from 1.0 times cost as of September 30, 2008 to 0.8 times as of December 31, 2008. Including the impact of foreign currency translation, the Alliance Boots investment was marked on a U.S. dollar basis from 0.9 times to 0.6 times as of December 31, 2008;

•                  A decrease of $121.2 million in the value of the investment in HCA Inc. (“HCA”), which was marked from 1.2 times cost as of September 30, 2008 to 0.8 times as of December 31, 2008;

•                  A decrease of $111.3 million in the value of the investment in NXP B.V. (“NXP”), which was marked on a U.S. dollar basis from 0.5 times cost as of September 30, 2008 to 0.1 times as of December 31, 2008;

•                  A decrease of $109.6 million in the value of the investment in Energy Future Holdings Corp. (“EFH”), which was marked from 1.0 times cost as of September 30, 2008 to 0.7 times as of December 31, 2008;

•                  A decrease of $106.2 million in the value of the investment in Capmark Financial Group Inc. (“Capmark”), which was marked from 0.8 times cost as of September 30, 2008 to 0.1 times as of December 31, 2008;

•                  A decrease of $77.1 million in the value of the investment in PagesJaunes Groupe S.A. (“PagesJaunes”), which is held through a leveraged holding company, based on a market quotation on a U.S. dollar basis;

•                  A decrease of $68.0 million in the value of the investment in KION Group GmbH (“KION”), which was marked on a Euro basis from 0.7 times cost as of September 30, 2008 to 0.2 times as of December 31, 2008. Including the impact of foreign currency translation, the KION investment was marked on a U.S. dollar basis from 0.8 times to 0.2 times as of December 31, 2008;

•                  A decrease of $60.9 million in the value of the investment in Biomet, Inc. (“Biomet”), which was marked from 1.0 times cost as of September 30, 2008 to 0.8 times as of December 31, 2008;

•                  A decrease of $42.8 million in the value of the investment in The Nielsen Company B.V. (“Nielsen”), which was marked from 1.1 times cost as of September 30, 2008 to 0.9 times as of December 31, 2008;

•                  A decrease of $38.6 million in the value of the investment in U.S. Foodservice, Inc. (“U.S. Foodservice”), which was marked from 1.0 times cost as of September 30, 2008 to 0.8 times as of December 31, 2008;

•                  A decrease of $30.5 million in the value of the investment in ProSiebenSat.1 Media AG (“ProSieben”). KPE’s original investment of $220.2 million in ProSieben was marked on both a Euro and U.S. dollar basis from 0.1 times cost as of September 30, 2008 to nil as of December 31, 2008. During the quarter ended December 31, 2008, KPE invested an additional $30.2 million in ProSieben, which was marked to 0.8 times cost as of December 31, 2008 on both a Euro and a U.S. dollar basis. Overall, the ProSieben investment remained at 0.1 times cost on both a Euro basis and a U.S. dollar basis as of December 31, 2008; and

•                  An increase of $32.5 million in the value of the investment in Dollar General Corporation (“Dollar General”), which was marked from 1.0 times cost as of September 30, 2008 to 1.1 times as of December 31, 2008.

•                  Net investment loss was $19.4 million, which principally represented interest expense, general and administrative expenses and management fees, offset by interest and dividend income;

•                  Net realized loss on investments and foreign currency was $46.2 million. The net realized loss was primarily comprised of $62.8 million from the sale of opportunistic investments in public equities, related derivative instruments and the sale of fixed income investments and $21.7 million from the sale of investments by KKR Strategic Capital Institutional Fund, Ltd. (“SCF”), offset by a realized gain of $38.3 million related to the termination of certain transactions under forward foreign currency contracts; and

•                  The net decrease in net assets resulting from operations was $1,243.6 million and KPE’s total return was (32.2) percent during the quarter.

Operating results of KPE for the year ended December 31, 2008 are highlighted as follows:

•                  Net unrealized depreciation on investments and foreign currency transactions was $2,177.6 million. The most significant changes in the unrealized fair value of investments from December 31, 2007 to December 31, 2008 were:

•                  A decrease of $240.3 million in the value of the investment in PagesJaunes, which is held through a leveraged holding company, based on a market quotation on a U.S. dollar basis;

•                  A decrease of $211.0 million in the value of the investment in NXP, which was marked on a U.S. dollar basis from 0.9 times cost as of December 31, 2007 to 0.1 times as of December 31, 2008;

•                  A decrease of $183.1 million in the value of the investment in ProSieben. KPE’s original investment of $220.2 million in ProSieben was marked on a Euro basis from 0.7 times cost as of December 31, 2007 to nil as of December 31, 2008. Including the impact of foreign currency translation, the ProSieben investment was marked on a U.S. dollar basis from 0.8 times to nil as of December 31, 2008. During the quarter ended December 31, 2008, KPE invested an additional $30.2 million in ProSieben, which was marked to 0.8 times cost as of December 31, 2008 on both a Euro and a U.S. dollar basis. Overall, the ProSieben investment was marked on a Euro basis from 0.7 times to 0.1 times and from 0.8 times to 0.1 times on a U.S. dollar basis as of December 31, 2008;

•                  A decrease of $181.6 million in the value of the investment in Capmark, which was marked from 1.3 times cost as of December 31, 2007 to 0.1 times as of December 31, 2008;

•                  A decrease of $170.1 million in the value of the investment in Alliance Boots, which was marked on a Euro basis from 1.0 times cost as of December 31, 2007 to 0.8 times as of December 31, 2008. Including the impact of foreign currency translation, the Alliance Boots investment was marked on a U.S. dollar basis from 1.0 times to 0.6 times as of December 31, 2008;

•                  A decrease of $167.4 million in the value of the convertible senior note investment in Sun Microsystems, Inc.;

•                  A decrease of $164.6 million in the value of the investment in First Data, which was marked from 1.0 times cost as of December 31, 2007 to 0.6 times as of December 31, 2008;

•                  A decrease of $123.4 million in the value of the investment in HCA, which was marked from 1.2 times cost as of December 31, 2007 to 0.8 times as of December 31, 2008;

•                  A decrease of $118.5 million in the value of the investment in Aero Technical Support & Services, S.à r.l. (the operating company changed its name from Air Canada Technical Services (ACTS) to Aveos Fleet Performance Inc.), which was marked on both a Canadian dollar and U.S. dollar basis from 1.0 times cost as of December 31, 2007 to nil as of December 31, 2008;

•                  A decrease of $112.4 million in the value of the investment in KION, which was marked on a Euro basis from 1.0 times cost as of December 31, 2007 to 0.2 times as of December 31, 2008. Including the impact of foreign currency translation, the KION investment was marked on a U.S. dollar basis from 1.1 times to 0.2 times as of December 31, 2008;

•                  A decrease of $109.6 million in the value of the investment in EFH, which was marked from 1.0 times cost as of December 31, 2007 to 0.7 times as of December 31, 2008;

•                  A net decrease of $65.8 million in the value of the convertible preferred stock investment in Orient Corporation and the related foreign currency exchange contract;

•                  A decrease of $73.4 million in the value of the investment in Legrand Holdings S.A., based on a market quotation on a U.S. dollar basis;

•                  A decrease of $60.9 million in the value of the investment in Biomet, which was marked from 1.0 times cost as of December 31, 2007 to 0.8 times as of December 31, 2008;

•                  A decrease of $38.6 million in the value of the investment in U.S. Foodservice, which was marked from 1.0 times cost as of December 31, 2007 to 0.8 times as of December 31, 2008;

•                  A decrease of $21.6 million in the value of the investment in Nielsen, which was marked from 1.0 times cost as of December 31, 2007 to 0.9 times as of December 31, 2008; and

•                  An increase of $32.5 million in the value of the investment in Dollar General, which was marked from 1.0 times cost as of December 31, 2007 to 1.1 times as of times as of December 31, 2008.

•                  Net investment loss was $86.2 million, which principally represented interest expense, management fees and general and administrative expenses, offset by interest and dividend income;

•                  Net realized loss on investments and foreign currency was $104.4 million. The net realized loss was primarily comprised of $88.3 million from the sale of opportunistic investments in public equities, related derivative instruments and the sale of fixed income investments, $46.9 million from the sale of investments by SCF and $23.5 million from the secondary sales of investments in limited partner interests of the KKR 2006 Fund and the KKR Millennium Fund, offset by realized gains of $38.3 million from the termination of certain transactions under forward foreign currency contracts and $16.0 million from the sale of and partial sale of investments in certain portfolio companies by KKR’s private equity funds; and

•                  The net decrease in net assets resulting from operations was $2,368.1 million and KPE’s total return was (47.5) percent during the year ended December 31, 2008.

Investments

KPE invests its capital as the sole limited partner of KKR PEI Investments, L.P. (the “Investment Partnership”). As of December 31, 2008, the fair value of the Investment Partnership’s portfolio of private equity investments, net of related financing, and opportunistic investments was $3,002.6 million, which consisted of:

•                  Investments of $1,185.0 million in the following KKR private equity funds:

•	KKR 2006 Fund L.P.
•	KKR Asian Fund, L.P.
•	KKR European Fund, Limited Partnership
•	KKR European Fund II, Limited Partnership
•	KKR European Fund III, Limited Partnership
•	KKR Millennium Fund L.P.

•                  Co-investments of $1,414.7 million in the following portfolio companies of KKR’s private equity funds:

•	Alliance Boots GmbH
•	Biomet, Inc.
•	Capmark Financial Group Inc.
•	Dollar General Corporation
•	Energy Future Holdings Corp.
•	First Data Corporation
•	HCA Inc.
•	KION Group GmbH
•	The Nielsen Company B.V.
•	NXP B.V.
•	PagesJaunes Groupe S.A.
•	ProSiebenSat.1 Media AG
•	U.S. Foodservice, Inc.

•                  Negotiated equity investments of $299.1 million, net of related financing, in the following companies:

•                  Sun Microsystems, Inc.

•                  Orient Corporation

•                  Aero Technical Support & Services S.à r.l.

•                  Opportunistic investments of $103.8 million as follows:

•                  Investments by KKR Strategic Capital Institutional Fund, Ltd.

•                  Fixed income investments

•                  Investments in publicly traded securities

Please refer to the schedule of investments as of December 31, 2008, included elsewhere in this release, for detailed amounts of the investments listed above.

Commitments

As of December 31, 2008, the Investment Partnership’s remaining capital commitments related to limited partner interests in KKR’s private equity funds were as follows, with amounts in millions:

KKR 2006 Fund L.P.	$449.2
KKR European Fund III, Limited Partnership	291.2
KKR Asian Fund L.P.	218.9
$959.3

We expect that the unfunded capital commitments presented above will be called over a period of several years.

Liquidity and Capital Resources

As of December 31, 2008, the Investment Partnership had a cash balance of $623.3 million and had $951.2 million outstanding on its $1.0 billion five-year senior secured credit facility established on June 11, 2007.

The Investment Partnership’s availability for further borrowings under the credit facility was $51.4 million as of February 27, 2009 or $7.5 million assuming that the commitment held by Lehman Commercial Paper Inc., which has declared bankruptcy, will not fund any part of its remaining commitments.

Subsequent to December 31, 2008 and through February 27, 2009, the Investment Partnership sold the remainder of its opportunistic investments in fixed income investments and public equities with a fair value of $41.2 million as of December 31, 2008 for proceeds of $47.4 million. In addition, the Investment Partnership settled securities sold short, not yet purchased, with a fair value of $1.9 million as of December 31, 2008 for $1.6 million. As of February 27, 2009, the Investment Partnership’s pro forma cash balance was $669.1 million as of February 27, 2009, which represented the cash balance as of December 31, 2008 and the net proceeds from the transactions described above.

Business Environment

Global capital markets continued to experience duress during the fourth quarter of 2008 as the contraction brought on by the global financial and economic crisis accelerated. During the fourth quarter, the valuations of equity and debt securities continued to decline; credit remained generally constricted and credit markets weak; consumer spending deteriorated; home prices continued to fall; unemployment rates rose; equity market volatility levels remained historically elevated; and financial intermediation was challenging. We anticipate that worldwide economies and capital markets will remain under stress for the foreseeable future as the investment community works with governmental and regulatory bodies to implement solutions to the credit crisis and restore confidence in global financial systems. As a result, sources of liquidity may be not only more difficult, but also impossible to obtain in the current market environment.

In addition, subsequent to December 31, 2008 and through February 27, 2009, there has been a further decline in the global economy and capital markets.  Until the close of the first quarter and the completion of the first quarter valuation process, KPE and the Investment Partnership will not know the exact impact of this decline on first quarter valuations or results of operations.  The state of the financial markets may also adversely impact other aspects of the business, operations, investments or prospects of KPE and the Investment Partnership in ways that are not currently foreseeable.

Business Combination Transaction

On July 27, 2008, KPE and KKR & Co. L.P. announced a transaction for KKR & Co. L.P. to acquire all of the assets and all of the liabilities of KPE in return for the issuance to KPE unitholders of certain interests in KKR & Co. L.P. (the “Transaction”). KKR & Co. L.P. is an affiliate of KKR. The financial world and markets have changed dramatically since July 2008. KKR and the independent directors of KPE’s general partner are in the process of evaluating the impact of these changes on the continued advisability of the Transaction and hope to complete their analysis over the next several weeks.

Reinvestment by KKR

Pursuant to the Investment Agreement between KPE and KKR, whereby KKR agreed to cause its affiliates to reinvest in KPE common units, on a periodic basis, an amount equal to 25% of the aggregate pre-tax cash distributions, if any and subject to certain exceptions, that are made in respect of the carried interests and incentive distribution rights, one or more affiliates of KKR will be purchasing $0.2 million of KPE common units through open market transactions over the Euronext Amsterdam stock exchange or in privately negotiated transactions, based on market conditions. As required by the Investment Agreement, such purchased common units will be subject to a three-year lock-up. Affiliates investing in KPE’s common units will not include KKR’s traditional private equity funds.

Financial Report

KPE’s annual financial report, which includes its financial statements and the consolidated financial statements of the Investment Partnership, will be available on its website (www.kkrprivateequityinvestors.com) following the close of Euronext Amsterdam on Monday, March 2, 2009. KPE encourages investors to carefully read these documents accompanying this news release.

Information for Investors – Teleconference and Webcast

KPE will discuss its financial results on a teleconference to be broadcast live on the Internet on Monday, March 2, 2009 at 7:00 p.m. CET (Amsterdam) / 6:00 p.m. GMT (Guernsey) / 1:00 p.m. EST (New York City). A webcast (listen only) of the teleconference can be accessed via the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

About KPE

KKR Private Equity Investors, L.P. (Euronext Amsterdam: KPE) is a Guernsey limited partnership that seeks to create long-term value by participating in private equity and other investments identified by Kohlberg Kravis Roberts & Co. (“KKR”). As of December 31, 2008, over 95% of KPE’s $3.4 billion portfolio was comprised of limited partner interests in six KKR private equity funds, co-investments in 13 companies alongside the private equity funds and negotiated equity investments. The remainder of KPE’s portfolio as of December 31, 2008 was invested primarily in cash and other temporary and opportunistic investments. KPE is governed by its general partner’s board of directors, which is required to have a majority of independent directors, and makes its investments as the sole limited partner of another Guernsey limited partnership, KKR PEI Investments, L.P.

The common units and related restricted depositary units of KPE are subject to a number of ownership and transfer restrictions. Information concerning these ownership and transfer restrictions is included in the Investor Relations section of KPE’s website at www.kkrprivateequityinvestors.com.

No Offering Statement

This release does not constitute an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from KPE and that will contain detailed information about KPE and management, as well as financial statements.

Forward-Looking Statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations, liquidity, investments, business, net asset value and prospects of KPE and the transaction with KKR & Co. L.P. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KPE does not undertake to update any of these forward-looking statements.

******

Investor Contact:	Media Contacts:

Kate de Mul

Kohlberg Kravis Roberts & Co.

Investor Relations Manager	Peter McKillop
KKR KPE LLC	Kristi Huller
+1.212.659.2026	+1.212.750.8300
media@kkr.com

Additional Information about the Transaction and Where to Find It

This release contains information in respect of the proposed transaction involving KKR & Co. L.P. and KPE. In connection with the proposed transaction, KKR & Co. L.P. has filed with the Securities Exchange Commission (“SEC”) an amendment to its existing Registration Statement on Form S-1 (file no. 333-144335) and will be filing other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF KPE ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final prospectus contained in the registration statement will be mailed or otherwise disseminated to the holders of KPE’s common units. Holders of KPE’s common units will be able to obtain free copies of the final prospectus (when available) and other documents filed with the SEC by KKR & Co. L.P. through the web site maintained by the SEC at www.sec.gov. Free copies of the final prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to KKR & Co. L.P., 9 W. 57th Street, Suite 4200, New York, New York 10019, Attention: Investor Relations.

FINANCIAL SCHEDULES FOLLOW

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF ASSETS AND LIABILITIES

(Amounts in thousands, except unit and per unit amounts)

	December 31, 2008	December 31, 2007
ASSETS:

Investments in limited partner interests of KKR PEI Investments, L.P., at fair value	$2,622,970	$4,984,533

Cash and cash equivalents	2,095	452
Prepaid expenses	171	141

Total assets	2,625,236	4,985,126

LIABILITIES:
Accrued liabilities	4,927	1,823
Due to affiliate	1,640	930

Total liabilities	6,567	2,753

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$2,618,669	$4,982,373

NET ASSETS CONSIST OF:
Partners’ capital contributions, net (common units outstanding of 204,902,226 and 204,550,001, respectively)	$4,834,517	$4,830,110
Distributable earnings (loss)	(2,215,848)	152,263

	$2,618,669	$4,982,373

Net asset value per common unit	$12.78	$24.36

Market price per common unit	$3.50	$18.16

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF OPERATIONS
(Amounts in thousands)

	Quarter Ended (Unaudited)		Year Ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
NET INVESTMENT INCOME (LOSS) ALLOCATED FROM THE KKR PRIVATE EQUITY INVESTMENTS, L.P:
Investment income	$4,742	$16,776	$45,277	$126,540
Expenses	18,704	36,497	109,934	100,707
	(13,692)	(19,721)	(64,657)	25,833

INVESTMENT INCOME—Interest income	1	14	88	70

EXPENSES—General and administrative expenses	5,432	2,505	21,605	6,874

NET INVESTMENT INCOME (LOSS)	(19,393)	(22,212)	(86,174)	19,029

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY ALLOCATED FROM KKR PRIVATE EQUITY INVESTMENTS, L.P.:
Net realized gain (loss)	(46,153)	(8,222)	(104,356)	113,196
Net change in unrealized depreciation	(1,178,079)	(259,378)	(2,177,581)	(136,359)

Net loss on investments and foreign currency transactions	(1,224,232)	(267,600)	(2,281,937)	(23,163)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(1,243,625)	$(289,812)	$(2,368,111)	$(4,134)

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CHANGES IN NET ASSETS
(Amounts in thousands, except common units)

NET ASSETS—DECEMBER 31, 2006	$5,035,599

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	19,029
Net loss on investments and foreign currency transactions	(23,163)

Net decrease in net assets resulting from operations	(4,134)

Distribution to unitholders	(49,092)

NET ASSETS—DECEMBER 31, 2007	$4,982,373

NET DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DCEMBER 31, 2008:
Net investment loss	(86,174)
Net loss on investments and foreign currency transactions	(2,281,937)

Net decrease in net assets resulting from operations	(2,368,111)

Partners’ capital contributions (issued 352,225 common units)	4,407

NET ASSETS—DECEMBER 31, 2008	$2,618,669

KKR PRIVATE EQUITY INVESTORS, L.P.

STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year Ended
	December 31, 2008	December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in net assets resulting from operations	$(2,368,111)	$(4,134)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Net investment loss (income) allocated from KKR PEI Investments, L.P.	64,657	(25,833)
Net loss on investments and foreign currency transactions allocated from KKR PEI Investments, L.P.	2,281,937	23,163
Share-based compensation expense	49	25
Changes in operating assets and liabilities:
Distribution received from KKR PEI Investments, L.P.	14,969	54,082
Increase in prepaid expenses	(30)	(30)
Increase in accrued liabilities	3,055	589
Increase in due to affiliate	710	566

Net cash flows provided by (used in) operating activities	(2,764)	48,428

CASH FLOWS FROM FINANCING ACTIVITIES:
Partners’ capital contributions	4,407	—
Distribution to unitholders	—	(49,092)

Net cash flow provided by (used in) financing activities	4,407	(49,092)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,643	(664)

CASH AND CASH EQUIVALENTS—Beginning of period	452	1,116

CASH AND CASH EQUIVALENTS—End of period	$2,095	$452

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(Amounts in thousands)

	December 31, 2008	December 31, 2007

ASSETS:
Investments, at fair value:
Opportunistic investments—Class A (cost of $84,852 and $512,607, respectively)	$41,181	$458,792
Co-investments in portfolio companies of private equity funds—Class B (cost of $2,663,611 and $2,635,583, respectively)	1,414,743	2,653,039
Negotiated equity investments—Class B (cost of $992,582 and $992,582, respectively)	649,155	985,557
Private equity funds—Class C (cost of $1,683,609 and $1,813,751, respectively)	1,184,958	1,847,887
Non-private equity fund—Class D (cost of $161,148 and $195,869, respectively)	62,583	189,345
	3,352,620	6,134,620

Cash and cash equivalents	623,316	255,415
Cash and cash equivalents held by a non-private equity fund	88	1,091
Restricted cash	18,011	42,237
Unrealized gain on foreign currency exchange contract	3,000	—
Other assets	7,689	8,044
Total assets	4,004,724	6,441,407

LIABILITIES:
Accrued liabilities	37,691	30,730
Due to affiliates	2,864	11,961
Securities sold, not yet purchased (proceeds of $1,785 and $0, respectively)	1,916	—
Options written (proceeds of $0 and $7,290, respectively)	—	5,265
Unrealized loss on foreign currency exchange contracts and an interest rate swap, net	32,331	46,051
Other liabilities	117	182
Revolving credit agreement	951,214	1,002,240
Long-term debt	350,000	350,000
Total liabilities	1,376,133	1,446,429

COMMITMENTS AND CONTINGENCIES	—	—

NET ASSETS	$2,628,591	$4,994,978

NET ASSETS CONSIST OF:
Partners’ capital contributions	$4,836,568	$4,836,568
Distributable earnings (loss)	(2,207,977)	158,410

	$2,628,591	$4,994,978

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

(Amounts in thousands, except percentage amounts)

		December 31, 2008
Investment	Class	Cost	Fair Value	Fair Value as a Percentage of Net Assets

INVESTMENTS BY TYPE:
Opportunistic investments:	A
Fixed income investments		$83,215	$40,109	1.5%
Public equities — common stocks		1,637	1,072	0.0
		84,852	41,181	1.5
Co-investments in portfolio companies of private equity funds:	B
Dollar General Corporation		250,000	275,000	10.5
HCA Inc.		250,000	200,000	7.6
The Nielsen Company B.V.		200,000	180,000	6.8
Alliance Boots GmbH		301,352	175,123	6.7
Biomet, Inc.		200,000	160,000	6.1
Energy Future Holdings Corp.		200,000	140,000	5.3
First Data Corporation		200,000	120,000	4.6
U.S. Foodservice, Inc.		100,000	80,000	3.0
NXP B.V.		250,000	25,000	1.0
KION Group GmbH		112,824	23,961	0.9
ProSiebenSat.1 Media AG		226,913	22,159	0.8
Capmark Financial Group Inc.		137,321	13,500	0.5
PagesJaunes Groupe S.A.		235,201	—	—
		2,663,611	1,414,743	53.8
Negotiated equity investments:	B
Sun Microsystems, Inc. convertible senior notes		701,164	500,500	19.0
Orient Corporation convertible preferred stock		169,706	148,655	5.7
Aero Technical Support & Services S.à r.l. (Aveos)		121,712	—	—
		992,582	649,155	24.7
Private equity funds:	C
KKR 2006 Fund L.P.		1,105,787	821,234	31.2
KKR Millennium Fund L.P.		203,718	132,084	5.0
KKR European Fund, Limited Partnership		202,115	128,298	4.9
KKR Asian Fund L.P.		66,057	49,259	1.9
KKR European Fund II, Limited Partnership		96,955	49,032	1.9
KKR European Fund III, Limited Partnership		8,977	5,051	0.2
		1,683,609	1,184,958	45.1
Non-private equity funds — Investments by KKR Strategic Capital Institutional Fund, Ltd.	D	161,148	62,583	2.4
		$5,585,802	$3,352,620	127.5%

Continued on the following page.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS, CONTINUED

(Amounts in thousands, except percentage amounts)

	December 31, 2008
Investment	Cost	Fair Value	Fair Value as a Percentage of Net Assets

INVESTMENTS BY GEOGRAPHY :
North America	$3,596,303	$2,521,953	95.9%
Europe	1,656,846	554,227	21.1
Asia Pacific	332,653	276,440	10.5
	$5,585,802	$3,352,620	127.5%

INVESTMENTS BY INDUSTRY :
Health Care	$1,079,698	$773,065	29.4%
Technology	1,124,591	624,850	23.8
Retail	625,548	561,093	21.3
Financial Services	947,595	540,861	20.6
Media/Telecom	889,276	329,742	12.5
Energy	371,414	259,161	9.9
Industrial	436,989	187,043	7.1
Consumer Products	91,520	59,194	2.2
Chemicals	19,171	17,611	0.7
	$5,585,802	$3,352,620	127.5%

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands)

	Quarter Ended (Unaudited)		Year Ended
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007

INVESTMENT INCOME:
Interest income, net of withholding taxes of $155, $0, $155 and $0, respectively	$4,587	$15,822	$36,250	$102,605
Dividend income, net of withholding taxes of $60, $361, $394 and $1,446, respectively	166	988	9,121	24,197
Total investment income	4,753	16,810	45,371	126,802

EXPENSES:
Management fees	4,759	12,079	43,057	46,629
Incentive fees	—	30	—	956
Interest expense	13,068	22,894	61,843	48,557
Dividend expense	230	—	1,320	—
General and administrative expenses	677	1,543	3,855	4,677
Total expenses	18,734	36,546	110,075	100,819

NET INVESTMENT INCOME (LOSS)	(13,981)	(19,736)	(64,704)	25,983

REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS AND FOREIGN CURRENCY:
Net realized gain (loss), net of withholding tax (benefit) of $0, $0, $(37) and $977, respectively	(46,249)	(8,239)	(104,573)	113,432
Net change in unrealized depreciation	(1,180,530)	(259,916)	(2,182,110)	(136,642)

Net loss on investments and foreign currency transactions	(1,226,779)	(268,155)	(2,286,683)	(23,210)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$(1,240,760)	$(287,891)	$(2,351,387)	$2,773

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(Amounts in thousands)

	General Partner	Limited Partner	Total

NET ASSETS—DECEMBER 31, 2006	$10,454	$5,035,945	$5,046,399

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2007:
Net investment income	150	25,833	25,983
Net realized gain on investments and foreign currency transactions	236	113,196	113,432
Net change in unrealized depreciation on investments and foreign currency transactions	(283)	(136,359)	(136,642)
Net increase in net assets resulting from operations	103	2,670	2,773

Fair value of distributions	(112)	(54,082)	(54,194)
DECREASE IN NET ASSETS	(9)	(51,412)	(51,421)

NET ASSETS—DECEMBER 31, 2007	10,445	4,984,533	4,994,978

DECREASE IN NET ASSETS FROM OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2008:
Net investment loss	(47)	(64,657)	(64,704)
Net realized loss on investments and foreign currency transactions	(217)	(104,356)	(104,573)
Net change in unrealized depreciation on investments and foreign currency transactions	(4,529)	(2,177,581)	(2,182,110)
Net decrease in net assets resulting from operations	(4,793)	(2,346,594)	(2,351,387)

Fair value of distributions	(31)	(14,969)	(15,000)
DECREASE IN NET ASSETS	(4,824)	(2,361,563)	(2,366,387)

NET ASSETS—DECEMBER 31, 2008	$5,621	$2,622,970	$2,628,591

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended
	December 31, 2008	December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$(2,351,387)	$2,773
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to cash and cash equivalents provided by (used in) operating activities:
Amortization of deferred financing costs	869	505
Net realized loss (gain) on investments	104,573	(113,432)
Net change in unrealized depreciation on investments	2,198,830	96,303
Increase (decrease) in net unrealized loss on foreign currency exchange contracts and an interest rate swap	(16,720)	40,339
Changes in operating assets and liabilities:
Purchase of opportunistic investments	(124,078)	(969,179)
Purchase of securities to settle short sales	(244,936)	—
Purchase of options	(7,121)	(1,805)
Purchase of co-investments in portfolio companies of private equity funds	(28,028)	(1,685,438)
Purchase of negotiated equity investments	—	(642,582)
Purchase of investments by private equity funds	(199,211)	(1,269,765)
Purchase of investments by KKR Strategic Capital Institutional Fund, Ltd.	(14,249)	(130,031)
Proceeds from sale of opportunistic investments	446,484	633,207
Proceeds from securities sold short, not yet purchased	259,085	—
Proceeds from options written	3,529	12,528
Proceeds from termination of certain transactions under forward foreign exchange contracts	38,381	—
Proceeds from sale of investments by private equity funds	321,788	174,934
Proceeds from sale of investments by KKR Strategic Capital Institutional Fund, Ltd.	2,013	19,245
Decrease (increase) in cash and cash equivalents held by a non-private equity fund	1,003	(1,091)
Decrease in time deposit	—	1,000,000
Decrease (increase) in other assets	(514)	24,058
Decrease (increase) in restricted cash	24,226	(42,237)
Increase in accrued liabilities	6,961	29,227
Increase (decrease) in due to affiliates	(9,097)	6,239
Decrease in other liabilities	(65)	(17,916)
Net cash flows provided by (used in) operating activities	412,336	(2,834,118)

Continued on the following page.

KKR PEI INVESTMENTS, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(Amounts in thousands)

	Year Ended
	December 31, 2008	December 31, 2007
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under the revolving credit agreement	549,921	999,266
Payments on borrowings under the revolving credit agreement	(565,324)	—
Distributions to partners	(15,000)	(54,194)
Deferred financing costs	—	(4,405)
Net cash flows provided by (used in) financing activities	(30,403)	940,667

Effect of foreign exchange rate changes on cash	(14,032)	9,245

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	367,901	(1,884,206)
CASH AND CASH EQUIVALENTS—Beginning of period	255,415	2,139,621
CASH AND CASH EQUIVALENTS—End of period	$623,316	$255,415

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$50,381	$17,938

NON-CASH FINANCING ACTIVITIES:
Increase (decrease) in revolving credit agreement - foreign currency adjustments	$(20,730)	$2,974
Increase in long-term debt related to Sun financing	—	350,000